UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a)	NAME OF ISSUER (Please type or print)

	Hess Corporation

1(b)	IRS IDENT. NO.

	13-4921002

1(c)	S.E.C. FILE NO.

	1-1204

1(d) 	ADDRESS OF ISSUER	STREET

	1185 Avenue of the Americas


	CITY			STATE				ZIP CODE

	New York		NY				10036

1(e)	TELEPHONE

	AREA CODE		|NUMBER
				|
	212			|997-8500
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2(a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD

	F. Borden Walker


2(b)	IRS IDENT. NO.			2(c) RELATIONSHIP TO ISSUER

					     Officer

2(d)	ADDRESS 		STREET

	1185 Avenue of the Americas


	CITY			STATE				ZIP CODE

	New York		NY				10036
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INSTRUCTIONS: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

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3(a)	Title of the Class of Securities To Be Sold

	Common Stock par value $1.00 per share

3(b)	Name and Address of Each Broker Through Whom the Securities are
	to be Offered or Each Market Maker who is Acquiring the Securities

	National Financial Services LLC
	82 Devonshire Street
	Boston, MA 02109

SEC USE ONLY
Broker-Dealer File Number



3(c)	Number of Shares or Other Units To Be Sold
	(See instr. 3(c))

	106,095

3(d)	Aggregate Market Value
	(See instr. 3(d))

	$5,637,888.30 (as of close on 8/3/2006)

3(e)	Number of Shares or Other Units Outstanding
	(See instr. 3(e))

	93,462,944 (280,388,832 after 3 for 1 stock split effected 5/31/2006)

3(f)	Approximate Date of Sale
	(See instr. 3(f))
	(MO.	DAY	YR.)

	Commencing on or after 8/3/2006

3(g)	Name of Each Securities Exchange
	(See instr. 3(g))

	New York Stock Exchange

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INSTRUCTIONS:
1. (a)	Name of issuer
   (b)	Issuer's I.R.S. Identification Number
   (c)	Issuer's S.E.C. file number, if any
   (d)	Issuer's address, including zip code
   (e)	Issuer's telephone number, including area code

2. (a) 	Name of person for whose account the securities are to be sold
   (b) 	Such person's I.R.S. identification number, if such person is an
	entity
   (c)	Such person's relationship to the isuer (e.g., officer, director,
	10% stockholder, or member of immediate family of any of the
	foregoing)
   (d)	Such person's address, including zip code

3. (a)	Title of the class of securities to be sold
   (b)	Name and address of each broker through whom the securities are
	intended to be sold
   (c)	Number of shares or other units to be sold (if debt securities,
	give the aggregate face amount)
   (d)	Aggregate market value of the securities to be sold as of a
	specified date within 10 days prior to the filing of this notice
   (e)	Number of shares or other units of the class outstanding, or if
	debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
   (f)	Approximate date on which the securities are to be sold
   (g)	Name of each securities exchange, if any, on which the securities
	are intended to be sold


TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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Title of Class

	Common Stock par value $1.00 per share

Date you Acquired

	90,000 shares to be acquired upon exercise of option on unrestricted stock expected to commence on or after 8/3/2006 and 16,095 shares acquired prior to 2004

Nature of Acquisition Transaction

	Exercise of 90,000 option on unrestricted stock and sale of 16,095 shares

Name of Person from Whom Acquired
(If gift, also give date donor acquired)

	Hess Corporation

Amount of Securities Acquired

	106,095

Date of Payment

	On or after 8/3/2006

Nature of Payment

	Cash


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INSTRUCTIONS:	If the securities were purchased and full payment therefor
		was not made in cash at the time of purchae, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other oblication was discharged in full or the last installment paid.



TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

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Name and Address of Seller

F. Borden Walker
c/o Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

Title of Securities Sold

Common Stock par value $1.00 per share

Date of Sale

From 8/3/2006

Amount of Securities Sold		Gross Proceeds
106,095					5,637,888.30

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REMARKS:











INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:
The person for whose account the securities to which this notice relates are to sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


8/3/2006				/s/F. Borden Walker
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DATE OF NOTICE					(SIGNATURE)


The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

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ATTENTION:  International misstatements or omission of facts constitute
	    Federal Criminal Violations (See 18 U.S.C. 1001)
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